Exhibit 99.1

Ares Management Corporation and Vinci Partners Announce

Strategic Partnership and Investment

Ares and Vinci Partners to Collaborate on Strategy to Accelerate Growth of Private Markets Offerings in Latin America

Ares to Invest US$100 Million in New Convertible Preferred Shares to Be Issued by Vinci Partners

NEW YORK & RIO DE JANEIRO — October 10, 2023 — Ares Management Corporation (“Ares”) (NYSE: ARES) and Vinci Partners Investments Ltd. (“Vinci Partners” or “Vinci”) (NASDAQ: VINP) announced today that they have reached an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities (the “Strategic Partnership”). In connection with the formation of the Strategic Partnership, an affiliate of Ares will concurrently make a US$100 million investment in new convertible preferred shares to be issued by Vinci (the “Investment”), subject to customary closing conditions.

Together, Ares and Vinci plan to primarily collaborate across three strategically accretive areas:

Strategic Distribution: Ares and Vinci will collaborate on fundraising to seek to broaden each of the respective company’s limited partner relationship networks within Brazil and globally.

New Product Development and Investment Collaboration: Ares and Vinci will explore launching co-branded products and investment strategies that leverage each platform’s unique capabilities. Additionally, Ares and Vinci will collaborate on new investment opportunities in Latin America that could be suitable for the companies’ respective investment strategies.

Implementation of Operational and Strategy Best Practices: Ares will provide Vinci with strategic guidance on investment strategy, investor relations, business operations, pursuit of strategic initiatives and other related functions with the goal of driving continued growth of the platform.

In connection with the Investment and in order to drive success of the Strategic Partnership and connectivity between the platforms, a representative from Ares will be appointed to the Vinci Board of Directors.

Vinci intends to use the proceeds from the Investment for strategic initiatives, including ongoing organic growth efforts as well as potential complementary inorganic opportunities within Brazil and broader Latin America.

“We are pleased to announce this strategic partnership with a leading multi-asset class investment manager in Latin America,” said Michael Arougheti, Chief Executive Officer and President of Ares. “We have known the Vinci team for over a decade and share similar business building and investment DNA. Latin America is in the very early innings of the adoption of private market strategies, and we believe there are market forces that will accelerate the growth of these asset classes over the coming years. We are very impressed with the business that the Vinci team have built over the last decade, and we believe that through this partnership we can accelerate value for our respective firms, investors and other key stakeholders.”

“We are very excited to form a strategic partnership with Ares,” said Alessandro Horta, Chief Executive Officer of Vinci Partners. “We admire the Ares team’s remarkable history and achievements to create one of the leading alternative asset management firms globally. We are confident that the lessons learned during their journey will be extremely helpful to us in the coming years as Vinci enters a new growth cycle and as opportunities in private credit, in particular, continue to grow across Latin America. We believe this will be a win-win partnership, through which Vinci expects to open new growth avenues in Brazil and Latin America, drive incremental fundraising to Ares and benefit from Ares’ best practices, global footprint, knowledge and scale in key private markets areas.”

Consummation of the Investment and the formation of the Strategic Partnership is subject to the satisfaction of customary closing conditions. Vinci expects the formation of the Strategic Partnership and the issuance of the convertible preferred shares to occur in late October 2023.

Jefferies acted as exclusive financial advisor to Vinci, and Davis Polk & Wardwell LLP served as legal counsel. Wells Fargo Securities, LLC acted as exclusive financial advisor to Ares, and Kirkland & Ellis LLP served as legal counsel.

Vinci Partners Investor Day on October 11, 2023

Vinci’s senior management team will discuss the Strategic Partnership as part of its first Investor Day to be held in New York City on Wednesday, October 11, 2023 at 8:30 AM ET.

Registration for on-site attendance is required. To request on-site attendance and registration details please email ShareholderRelations@vincipartners.com.

For those unable to attend in person, a live webcast of the Investor Day will be accessible on Vinci Partners’ website at https://ir.vincipartners.com/news-and-events/events-and-presentations/. A replay will be available on the same section of the website following the conclusion of the event.

About Ares Management Corporation

Ares Management Corporation (NYSE:ARES) is a leading global alternative investment manager offering clients complementary primary and secondary investment solutions across the credit, private equity, real estate and infrastructure asset classes. We seek to provide flexible capital to support businesses and create value for our stakeholders and within our communities. By collaborating across our investment groups, we aim to generate consistent and attractive investment returns throughout market cycles. As of June 30, 2023, Ares Management Corporation’s global platform had approximately US$378 billion of assets under management, with over 2,600 employees operating across North America, Europe, Asia Pacific and the Middle East. For more information, please visit www.aresmgmt.com.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners’ business segments include private equity, public equities, real estate, credit, infrastructure, special situations, hedge funds, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Ares’ and Vinci’s current views with respect to, among other things, future events, operations and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,”

“foresees” or negative versions of those words, other comparable words or other statements that do not relate to historical or factual matters. The forward-looking statements are based on Ares’ and Vinci’s beliefs, assumptions and expectations of our future performance, taking into account all information currently available to Ares and Vinci. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to Ares’ and Vinci’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties, including the ability of Ares and Vinci to consummate the Investment, and to achieve the expected benefits from the strategic partnership. Neither Ares nor Vinci nor their affiliates, officers, employees or agents undertake any obligation to review, update or confirm expectations or estimates, or to release any revisions to any forward-looking statement, to reflect events that occur or circumstances that arise whether as a result of new information, future developments or otherwise, except as required by law. Further information on these and other factors that could affect Ares’ and Vinci’s financial results are included in filings Ares and Vinci have made and will make with the U.S. Securities and Exchange Commission from time to time.

Ares Management Corporation

Media:

Priscila Roney, +1 (212) 808-1185

media@aresmgmt.com

Investor Relations:

Carl Drake, +1 (888) 818-5298

cdrake@aresmgmt.com

or

Greg Mason, +1 (314) 282 2533

gmason@aresmgmt.com

Vinci Partners

Media:

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson, +1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo, +55 (21) 3114-0779

carla@danthicomunicacoes.com.br

Investor Relations:

ShareholderRelations@vincipartners.com

USA: +1 (646) 559-8040

Brazil: +55 (21) 2159-6240